Exhibit 99.3

FORM OF PROXY — SHAREHOLDERS ONLY

VIPSHOP HOLDINGS LIMITED

FOR USE AT THE ANNUAL GENERAL MEETING (“AGM”)

TO BE HELD ON SEPTEMBER 15, 2014 (OR AT ANY POSTPONEMENT OR ADJOURNMENT THEREOF)

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

For use at the AGM (or at any postponement or adjournment thereof) of the holders of ordinary shares of $0.00001 each in the capital of Vipshop Holdings Limited (the “Company”)

I/We(1),

being the registered holder(s) of ordinary shares of $0.0001 each in the capital of the Company, HEREBY APPOINT the Chairman of the AGM or(2)

as my/our proxy (“Proxy”) to attend and act for me/us and on my/our behalf at the AGM (or at any postponement or adjournment thereof) to be held at                  (local time) on                , 2014 for the purpose of considering and, if thought fit, authorizing and approving the following resolutions in the following manner:

	For(3)	Against(3)	Abstain(3)

1.

As a special resolution,

THAT the authorized share capital of the Company be re-classified and re-designated into (i) 500,000,000 ordinary shares of par value of US$0.0001 each, of which 483,489,642 be designated as Class A ordinary shares of par value of US$0.0001 each (the “Class A Ordinary Shares”) and 16,510,358 be designated as Class B Ordinary Shares of par value of US$0.0001 each (the “Class B Ordinary Shares”), with each Class A Ordinary Share being entitled to one (1) vote and each Class B Ordinary Share being entitled to

	☐	☐	☐

ten (10) votes on all matters subject to vote at general meetings of the Company and with such other rights, preferences and privileges as set forth in the new Amended and Restated Memorandum and Articles of Association of the Company (the “New M&AAs”);

THAT the re-designation and re-classification of 16,510,358 ordinary shares, being all the currently issued and outstanding ordinary shares beneficially owned by the founder, Elegant Motion Holdings Limited and any of their Affiliates into Class B Ordinary Shares on a 1:1 basis be, and hereby is, approved and adopted;

THAT the re-designation and re-classification of all the then issued and outstanding ordinary shares, other than the Class B Ordinary Shares, and all of the unissued shares into Class A Ordinary Shares on a 1:1 basis be, and hereby is, approved and adopted; and

THAT all of the issued and outstanding awards, including options and restricted shares, granted by the Company under the Company’s currently effective share incentive plans, shall entitle the grantees to such number of Class A Ordinary Shares equivalent to the number of ordinary shares that these grantees would be entitled to as originally set out in their relevant award agreement with the Company and the Company shall issue such Class A Ordinary Shares to the grantees of such awards granted pursuant to the applicable share incentive plan upon vesting and/or exercise of such awards, by the grantees.

2.

As a special resolution, THAT all Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares as soon as the Class B shareholders in aggregate beneficially own less than 825,518 Class B Ordinary Shares, which is equivalent to 5% of the total issued and outstanding Class B Ordinary Shares as of the date of effectiveness of the New M&AAs.

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3.	As a special resolution, THAT the New M&AAs, a form of which is being provided to you, be and hereby are, approved and adopted to reflect all of the above resolutions.	☐	☐	☐

In order to be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be returned in the postage paid envelope we have provided or returned addressed to as soon as possible and in any event so that it is received by the Company no later than           a.m. on                , 2014 (New York City Time). In default this form of proxy shall not be treated as valid, provided always that the chairman of the AGM may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. Completion and delivery of this form of proxy will not preclude you from attending the AGM and voting in person at the AGM if you so wish, but in the event of your attending the AGM and voting at the AGM after having lodged this form of proxy, this form of proxy will be deemed to have been revoked.

Dated this                          day of                                    2014

Signature(s)(4)

Notes:

1.                                         Full name(s) and addresses to be inserted in BLOCK CAPITALS.

2.                                         If no name is inserted, a shareholder is deemed to have nominated the chairman of the AGM as proxy. If any proxy other than the chairman of the AGM is preferred, please strike out the words “the chairman of the AGM or” and insert the name and address of your proxy desired in the space provided. You are entitled to appoint one or more proxies (who must be an individual) to attend and vote in your stead. Your proxy need not be a member of the Company but must attend the AGM in person to represent you. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3.                                         The Board of Directors recommends you vote FOR the proposals. IMPORTANT: IF YOU WISH TO VOTE IN FAVOR OF THE PROPOSALS, TICK THE BOX MARKED “For.” IF YOU WISH TO VOTE AGAINST THE PROPOSALS, TICK THE BOX MARKED “Against.” IF YOU WISH TO ABSTAIN FROM VOTING IN RELATION TO THE PROPOSALS, TICK THE BOX MARKED “Abstain.” Shares represented by this proxy will be voted as directed by the shareholder. If no such directions are indicated, the Proxies shall have discretion to vote as they determine. Proxies shall also be authorized to vote upon such other business as may properly come before the AGM or any postponement or adjournment thereof in their discretion.

4.                                         This form of proxy must be signed by you or your duly authorized attorney in writing or, in the case of a corporation, either under its common seal or under the hand of an officer, attorney or other person duly authorized. If a corporation or partnership, please set out the full corporate or partnership name and the full title of any authorized person signing on the corporation or partnership’s behalf. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such.

Joint owners should each sign personally.  Where there are joint registered holders of any share(s) in the Company, any one of such joint holders may vote at the AGM, either personally, or by proxy, in respect of such share(s) as if he were solely entitled thereto; but if more than one of such joint holders are present at the AGM, either personally or by proxy, the vote of the senior holder who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company.